================================================================================



                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 2000


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form  20-F             Form 40-F  x
                             ---                    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                      No  x
                        ---                     ---



================================================================================

                                  EXHIBIT LIST

                                                                      Sequential
Exhibit    Description                                               Page Number
-------    -----------                                               -----------

 99.1      Press Release dated October 4, 2000 of Hollinger Inc.          4

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2000

                                     HOLLINGER INC.


                                     by: /s/ Charles G. Cowan, Q.C.
                                         -----------------------------------
                                         Name: Charles G. Cowan, Q.C.
                                         Title: Vice-President and Secretary


                                       3